UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

Commission File Number 001-15244

CREDIT SUISSE GROUP

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

This report is furnished in relation to Credit Suisse Group’s wholly-owned subsidiary, Credit Suisse.  It contains as exhibits the following documents to be incorporated by reference in Post-Effective Amendment No. 1 to Credit Suisse Group’s Registration Statement on Form F-3 (file no. 333-132936).

Exhibit 99.1	Form of Note for Credit Suisse’s Reverse Convertible Securities

Exhibit 99.2	Note for Credit Suisse’s Buffered Accelerated Return Equity Securities (BARES) Linked to the Value of a Global Basket of Emerging Market Equity Indices due November 16, 2010

Exhibit 99.3	Note for Credit Suisse’s ProNotes Linked to the Value of a Basket Equity Indices and Exchange Rates due May 17, 2011

Exhibit 99.4	Note for Credit Suisse’s Asset Plus Notes Linked to the Performance of the S&P 500 Index due December 12, 2008.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

	By:	/s/ Peter Feeney
Date: June 13, 2007		Name: Peter Feeney
Title: Authorized Officer

	By:	/s/ SHARON O’CONNOR
Name: Sharon O’Connor
Title: Authorized Officer